Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Fluence Energy, Inc. for the registration of its Class A Common Stock, Preferred Stock, Depositary Shares, Debt Securities, Warrants, Purchase Contracts and Units and to the incorporation by reference therein of our report dated December 13, 2022, with respect to the consolidated financial statements and the financial statement schedules of Fluence Energy, Inc. included in its Annual Report (Form 10-K) for the year ended September 30, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia

August 11, 2023